FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16

under the

Securities Exchange Act of 1934

For the month of February 2014

Commission File Number: 000-29880

Virginia Mines Inc.

200-300 St. Paul Street

Quebec City, QC, Canada G1K 7R1

Indicate by check mark whether the  registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

TABLE OF CONTENTS Signature Press Release

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: February 11, 2014

Table of Contents

Press Release February 11, 2014

UPDATE ON THE CA$7M FLOW-THROUGH-SHARE PRIVATE PLACEMENT

Virginia Mines Inc. (“Virginia”) wishes to inform its shareholders that in the context of the recent announcement by Finances et Économie Québec of changes to various measures of a fiscal nature affecting the refundable tax credit for resources and the Québec flow-through share regime, Virginia and Laurentian Bank Securities Inc. (“LBS”), which is acting as agent for the offering, mutually agreed to review certain terms and conditions of the private placement announced on January 28, 2014.

The offering now consists in the issuance of 353,334 flow-through common shares (the “Flow-Through Shares”) at a price of $19.50 per share, for gross proceeds of CA$6,890,013 (the “Offering”).

Virginia has agreed to pay LBS on closing a cash fee equal to 6% of the gross proceeds of the Offering.

The Offering is scheduled to close on or before March 4, 2014 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange. The Flow-Through Shares will be subject to a four-month-hold period and a day in Canada.

Proceeds from the offering will be used to fund exploration work on Virginia’s numerous projects for the next 18 months.

Parties are waiting for further information from governmental authorities to better assess the impacts of these announcements.

About Virginia

(VGQ:TSX) Virginia conducts its exploration activities over the vast, unexplored territories of Northern Quebec in order to create value for its shareholders while protecting the quality of life for both present and future generations. With a working capital position of $40.4 million as at November 30, 2013, and a large area of mining claims in Quebec North, Virginia is among the most active mining exploration companies in Québec. Strengthened by the discovery of the Éléonore project and more than 20 years expertise on the territory, Virginia’s exploration team is recognized as one of the best in Canada. Virginia also holds a 2% to 3.5% royalty in the Éléonore property.

FOR MORE INFORMATION, PLEASE CONTACT: André Gaumond, President or Robin Villeneuve, Chief Financial Officer

200-300 St-Paul Street Quebec, QC G1K 7R1 Canada	info@minesvirginia.com www.minesvirginia.com	Toll Free.: 800-476-1853 418-694-9832 Fax: 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of Quebec, Ontario and Alberta, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.